Exhibit 99.1

Elan Drug Technologies announces first approval of a long acting injectable formulation using NanoCrystal® Technology

Fifth product approved by the US FDA licensing Elan’s NanoCrystal® technology for various formulations.

DUBLIN, IRELAND, August 3rd 2009, Elan Drug Technologies, a business unit of Elan Corporation, plc (NYSE: ELN) announces the first approval of a long-acting injectable formulation using Elan Drug Technologies’ proprietary NanoCrystal® technology.

Late last week, Janssen, a division of Ortho-McNeil-Janssen Pharmaceuticals, announced the approval of INVEGA® SUSTENNA™, the first once monthly atypical antipsychotic injection, by the United States Food and Drug Administration.

 “The approval of INVEGA® SUSTENNA™, is an important milestone for our NanoCrystal® technology as it marks the first long-acting injectable product approved by regulatory authorities using the technology” announced Shane Cooke, Executive Vice President and Head of Elan Drug Technologies. “Our versatile NanoCrystal® technology in this instance, allowed for a stable, low viscosity, high drug-loaded formulation in a small injection volume, to be developed”.

The NanoCrystal® technology, a technology enabling the formulation of poorly water soluble compounds for all routes of administration, allows for a ready-to-use one month duration intramuscular depot formulation of paliperidone palmitate which can be administered by healthcare professionals. The intramuscular injection is administered using a small bore needle and small volume syringe, negating the need for a power injector. By applying the NanoCrystal® technology to paliperidone palmitate, for the first time, healthcare professionals will be able to provide patients with consistent medication coverage for one month potentially allowing them to improve compliance for schizophrenic patients.

NanoCrystal® technology, is a proprietary technology developed by Elan Drug Technologies through Elan Pharma International Limited and other Elan affiliates. INVEGA® SUSTENNA™ is the fifth licensed product approved by the US FDA using Elan’s NanoCrystal® technology for various formulations.

About Elan Drug Technologies and NanoCrystal® technology

Elan Drug Technologies (EDT), one of the world’s leading drug delivery businesses, is a business unit of Elan (NYSE:ELN).  As a fully integrated drug delivery business, Elan Drug Technologies delivers clinically meaningful benefits to patients, by using its extensive experience and proprietary delivery technologies in collaboration with pharmaceutical companies. For almost 40 years, Elan Drug Technologies has been, and continues to be, a drug delivery provider of choice for a broad range of pharmaceutical companies, including many of the world’s leading pharmaceutical companies. Elan Drug Technologies offer clients drug delivery expertise with a suite of commercially launched, proprietary, technology-driven solutions, from NanoCrystal® technology for poorly water soluble compounds, to customised oral controlled release drug technologies. Products enabled by their technologies are used by millions of patients each day.  For more information go to www.elandrugtechnologies.com

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Important Safety Information For INVEGA® SUSTENNA™
Visit http://www.INVEGASUSTENNA.com for full prescribing information.

INVEGA® SUSTENNA™ is a trademark of Johnson & Johnson family of companies.

NanoCrystal® is a registered trademark of Elan Pharma International Limited, Ireland, a subsidiary of Elan Corporation plc (NYSE:ELN).

Safe Harbour/Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Source: Elan Corporation, plc

Elan Corporation, plc

Investors:

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David.Marshall@elan.com

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Media:

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Miriam.Mason@elan.com

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Niamh Lyons, 353-1-663-3602

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